UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Numbers:         001-35380
CRESCENT ENERGY FINANCE LLC
(as successor in interest to Vital Energy, Inc.)
(Exact name of registrant as specified in its charter)
600 Travis Street, Suite 7200
Houston, Texas 77002
(713) 332-7001
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common stock, $0.01 par value
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: 0*
* On December 15, 2025 (the “Closing Date”), pursuant to the transactions contemplated by the Agreement and Plan of Merger, dated as of August 24, 2025 (the “Merger Agreement”), by and among Crescent Energy Company, a Delaware corporation (“Crescent”), Vital Energy, Inc., a Delaware corporation (“Vital”), Venus Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of Crescent (“Merger Sub Inc.”), and Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Crescent (“Merger Sub LLC”), Crescent acquired Vital in an all-equity transaction through: (i) the merger (the “First Company Merger”) of Merger Sub Inc. with and into Vital, with Vital continuing as the surviving entity (the “Surviving Corporation”) and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation (the “Second Company Merger” and, together with the First Company Merger, the “Mergers”) with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity, in each case, as set forth in the Merger Agreement. Immediately following the consummation of the Mergers, on the Closing Date Crescent effected an internal reorganization, pursuant to which, among other things, Merger Sub LLC merged with and into Crescent Energy Finance LLC, a Delaware limited liability company and a wholly owned subsidiary of Crescent (“CE Finance”), with CE Finance surviving the merger. The separate corporate existence of Vital ended upon consummation of the Second Company Merger on the Closing Date.

Pursuant to the requirements of the Securities Exchange Act of 1934, Crescent Energy Finance LLC, as successor in interest to Venus Merger Sub II LLC, as successor in interest to Vital Energy, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: December 29, 2025		CRESCENT ENERGY FINANCE LLC

	By:	Crescent Energy OpCo, LLC, its sole member
	By:	Crescent Energy Company, its managing member

	By:	/s/ Bo Shi
	Name:	Bo Shi
	Title:	General Counsel and Secretary